As filed with the Securities and Exchange Commission on March 12,
1997                                             Registration No. 333-________

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549



                                                     FORM S-3
                                              REGISTRATION STATEMENT
                                                       Under
                                            The Securities Act of 1933



                                               COMMERCE GROUP CORP.
                               (Name of registrant as specified in its charter)

                  Delaware                                            39-6050862
         (State or Jurisdiction of                                 (IRS Employer
       incorporation or organization)                        Identification No.)


           6001 North 91st Street                          Edward L. Machulak
         Milwaukee, Wisconsin 53225                       6001 North 91st Street
               (414) 462-5310                         Milwaukee, Wisconsin 53225
          Facsimile (414) 462-5312                        (414) 462-5310
(Address, including zip code, and telephone number, including area code (Name, address, including zip code, and of Registrant's principal executive offices) telephone number, including area code, of agent for service)
                                                     COPY TO:
                                                  Jehu Hand, Esq.
                                                    Hand & Hand
                                     24901 Dana Point Harbor Drive, Suite 200
                                           Dana Point, California 92629
                                                  (714) 489-2400
                                             Facsimile (714) 489-0034

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

         If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plan, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:
[ ]

                                          CALCULATION OF REGISTRATION FEE

                                                            Proposed Maximum     Proposed Maximum
     Title of Each Class of                  Amount to       Offering Price          Aggregate         Amount of
   Securities to be Registered             Be Registered      Per Share(1)       Offering Price(1) Registration Fee

  selling shareholders.................      862,000              $3.25          $    2,801,500      $   848.94
Total..................................      862,000              $3.25          $    2,801,500      $   848.94


(1) Represents up to 862,000 shares issuable upon conversion of $2,500,000 in aggregate principal amount of the Series A Convertible Preferred Stock at the lower of $2.90 per share or 65% of the closing bid price of the Common Stock averaged over the five trading days prior to the date of conversion.
(2) Estimated solely for purposes of calculating the registration fee. The maximum offering price per share is based upon the closing price of the Common Stock on March 10, 1997, or $3.25 since it is higher than the average exercise price per share (in accordance with Rule 457(g)).


       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION
PROSPECTUS
                                               COMMERCE GROUP CORP.
                                          862,000 Shares of Common Stock
                                                 ($.10 par value)

      The 862,000 shares (the "Shares") of Common Stock, par value $.10 per share (the "Common Stock") of Commerce Group Corp., a Delaware corporation (the "Company") are being offered by the selling stockholders (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders." The expenses of the offering, estimated at $20,000, will be paid by the Company.

      The Common Stock currently trades on the Boston Stock Exchange under the symbol CMG or CMG.BN and on NASDAQ under the symbol "CGCO." On March 10, 1997, the last sale price of the Common Stock as reported on NASDAQ was $3.25 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                     REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                          PURCHASE OF THESE SECURITIES INVOLVES RISKS.
 See Risk Factors.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



























                               The date of this Prospectus is ___________, 1997

      No person has been authorized in connection with this offering to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                                              ADDITIONAL INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, as well as proxy statements and other information filed by the Company with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549, during regular business hours and from the Boston Stock Exchange. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the Commission at http.//www.sec.gov.

      This Prospectus incorporates by reference the Company's Form 10-K for the year ended March 31, 1996, the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1996, September 30, 1996 and December 31, 1996, the Company's Current Report on Form 8-K dated January 30, 1997, and the description of securities included in the Company's Registration Statement on Form 10, File No. 1-7375, and all other documents subsequently filed by the Company pursuant to Section 13(a), 13(c) or 14 of the Exchange Act prior to the termination of the offering made hereby. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference. The Company will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. Such request should be directed to the Company at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795, telephone (414) 462-5310.

                                                  INDEMNIFICATION

      Pursuant to the Company's Certificate of Incorporation, as amended, the Company may indemnify each of its directors and officers with respect to all liability and loss suffered and reasonable expense incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director of the Company. In addition, the Company may pay the reasonable expenses of indemnified directors and officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

      In addition, as permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that the Company's directors will not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. This provision does not eliminate the duty of care, and injunctive or other forms of non-monetary equitable relief will remain available under Delaware law. In addition, each director continues to be liable for monetary damages for (i) misappropriation of any corporate opportunity in violation of the director's duties, (ii) acts or omissions in bad faith or involving intentional misconduct, (iii) knowing violations of law, (iv) any transaction from which a director derives an improper personal benefit and
(v) distributions (including payment of dividends or stock repurchase or redemptions) that are not permitted under Delaware law. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws of state or federal environmental laws.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                                PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety.

                                                    The Company

         Commerce Group Corp., ("Commerce" or the "Company") is a Delaware corporation based in Milwaukee, Wisconsin, primarily engaged in the business of developing mines and producing gold in the Republic of El Salvador, Central America, through its Commerce/Sanseb Joint Venture ("Joint Venture"). Commerce holds a nearly 100% interest (detailed below) in the San Sebastian Gold Mine ("SSGM") and is exploring four other potential gold prospects located in El Salvador. There are approximately 1.7 million ounces of proven gold ore reserves at the SSGM, and at two of the other El Salvador gold mines. There are strong initial indications of gold ore present at the other sites.

         Commerce is currently producing gold at a facility referred to in this report as the San Cristobal Mill and Plant ("SCMP") by processing tailings from the SSGM. These tailings are waste material left as the by-product of past mining operations at the SSGM. The SCMP is located approximately 13 miles from the SSGM. Commerce acquired this facility on February 23, 1993, and thereafter made substantial renovations and modifications to the plant and equipment before and after placing this facility in operation. Production began on March 31, 1995, and during the fiscal year ending March 31, 1996, 5,993 ounces of bullion containing 361 ounces of gold and 1,489 ounces of silver were produced at this facility from these tailings. In the nine months ended December 31, 1996, 2728 ounces of bullion containing 1527 ounces of gold and 361 ounces of silver were produced. Revenues from this production were used primarily to fund further exploration of virgin ore reserves at the SSGM, to fund the development of the four other mining prospects, and to fund improvements at the SCMP.

         Commerce's current business plan is to secure sufficient capital to substantially increase its production of gold to at least 40,000 ounces per year and to develop additional gold ore reserves. The Company expects to increase production by developing an open-pit mine and a heap-leach operation on site at the SSGM and by acquiring additional mining equipment recently purchased which will permit it to process virgin ore at the SCMP. The heap-leach operation will have the capability of producing (through a processing a higher volume of ore) significantly more gold than could be produced at the SCMP, which has a present maximum capacity of 400 tons per day. Commerce will also continue to drill test holes at previously unexplored areas at the site of the SSGM and its four other potential mining prospects.

         Aside from its mining operations, Commerce independently and through its partially and wholly-owned subsidiaries conducts other business activities, which at present are substantially less significant than its gold production and exploration in El Salvador: (1) land acquisition and real estate development through its wholly-owned subsidiaries, San Luis Estates, Inc. ("SLE") and Universal Developers, Inc. ("UDI"); (2) real estate sales, through its wholly-owned subsidiary, Homespan Realty Co., Inc. ("Homespan"); (3) the operation of a 331-acre campground known as Standing Rock Campground, which is owned by Homespan and operated by the Company; and (4) advertising, through its wholly-owned subsidiary, Piccadilly Advertising Agency, Inc. ("Picadilly").

         Commerce was incorporated in Wisconsin in September 1962, and it merged into a Delaware corporation in 1971. Its common shares have been publicly traded since 1968. Commerce acquired 82-1/2% of the authorized and issued shares of San Sebastian Gold Mines, Inc. ("Sanseb"), a Nevada corporation. The balance of Sanseb's shares are held by approximately 200 unrelated shareholders. From 1969 forward, Commerce has provided substantially all of the capital required to develop a mining operation at the SSGM, to fund exploration, and to acquire and refurbish the SCMP. On September 22, 1987, Commerce and Sanseb entered into a joint venture agreement (named the "Commerce/Sanseb Joint Venture" and sometimes referred to herein as the "Joint Venture" or "Comseb") to formalize the relationship between Commerce and Sanseb with respect to the mining venture and to divide profits commensurately with Commerce's substantial investment. The terms of this agreement authorize Commerce to supervise and control all of the business affairs of the Joint Venture. Under this agreement 90% of the net pre-tax profits of the Joint Venture will be distributed to Commerce and 10% to Sanseb, and because Commerce owns 82-1/2% of the authorized and issued shares of Sanseb, Commerce in effect has an over 98% interest in the Activities of the Joint Venture.

         The Joint Venture leases the SSGM from a 52% owned subsidiary, Mineral San Sebastian, S.A. de C.V. ("Misanse"), an El Salvador corporation. Although Misanse owns the real estate comprising the site of the SSGM, the lease agreement grants Comseb the right to all gold produced in exchange for a 5% royalty over a term of 25 years beginning on the first day gold is produced, which Comseb may, at its option, extend for an additional 25 years. Because Commerce owns 52% of Misanse, Comseb in effect pays a royalty amounting to less than 2-1/2% of its gold production to parties other than its own shareholders.

         As of March 31, 1996, the total investment in the El Salvador mining projects by Commerce, three of Commerce's wholly-owned subsidiaries, Sanseb, and the Joint Venture amounted to $36,318,848. The profitability and viability of the Joint Venture is dependent upon, not only the price of gold in the world market (which can be unstable), but also upon the political stability of El Salvador and the availability of adequate funding for either the SCMP operation or the SSGM open-pit, heap-leaching operation or for the four other exploration projects.

         The Company's principal executive offices are located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795. Its telephone number is (414) 462-5310 and its fax number is (414) 462-5312. The Company's e-mail address is Comgroup@execpc.com and its website is http://www.execpc.com/~comgroup/

                                                   The Offering

Securities Offered:.... An estimated 862,000 shares of Common Stock, $.10 par value per share, issuable upon conversion of 2,500 shares of Series A Preferred Stock ("Preferred Stock") at a conversion price per share of Preferred Stock equal to $1,000 divided by the lower of (a) $2.90 or (b) 65% of the average closing bid price of the Common Stock on the five trading days prior to conversion.

Common Stock Outstanding(1) Before Offering:.............  8,323,415(1) shares

Common Stock Outstanding After Offering:.................  ___________(1) shares

NASDAQ symbol............................................  CGCO
Boston Stock Exchange....................................  CMG or CMG.BN
(1)      Based on shares outstanding as of December 31, 1996.

                                                   Risk Factors

         Investment in the Shares offered hereby involves a high degree of risk, including the limited operating history of the Company and competition. Investors should carefully consider the various risk factors before investing in the Shares. This Prospectus contains forward looking statements which may involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." See "Risk Factors."

                                           Summary Financial Information

         Set forth below is selected  financial data with respect to the Company
(i) as of December 31, 1996 and the nine months ended December 31, 1996 and 1995, (ii) for the five fiscal years ended March 31, 1996.

Consolidated Operating Statement Data:

                     Nine Months Ended
                       December 31,                                  Year Ended March 31,
                     1996       1995          1996           1995            1994            1993           1992

Total revenue    $1,192,508   $ 984,656   $  1,345,260   $     823,181  $      507,964   $     403,242  $      364,747

Income from
  continuing
  operations        729,569     587,085        787,802         274,747          66,852          41,970          22,583

Income (loss)
  from continuing
  operations per
  share:
    Primary             .09         .08            .11            .046             .01             .01             .01
    Fully diluted       .09         .08            .11            .045             .01             .01             .00

Cash dividends
  declared per
  common share            0           0              0               0               0               0               0


Consolidated Balance Sheet Data:

                           As of
                       December 31,                                     As of March 31,
                           1996               1996           1995            1994            1993           1992

Total Assets     $           22,980,869   $ 20,513,115   $  17,617,423  $   14,204,563   $  13,158,374  $   12,156,852

Long Term Notes
  payable                            --         20,259         120,000         245,000         245,000               0

Convertible
  preferred stock                     0              0               0               0               0               0

Total long-term
  obligations and
  convertible
  preferred stock                    --         20,259         120,000         245,000         245,000         250,000


                                                   RISK FACTORS

         The securities offered hereby are speculative and involve a high degree of risk. Prospective investors should carefully consider the following risk factors relating to the business of the Company and this offering, together with the information and financial data set forth elsewhere in this Prospectus, before investing in the Shares offered hereby.

Sufficiency of Funds

The acquisition, exploration, development, and exploitation of gold ore reserves requires substantial capital expenditures. The Company estimates that it requires an additional $15 million in order to carry out its business plan. The Company has not entered into any agreement for debt or equity under which it might raise such additional $15 million. The availability of such funding will depend on the profitability of the Company, the condition of the market for financing, the price of gold, the then current political climate of the country of El Salvador, and other unknown factors, and there can be no assurance that the Company will be able to obtain financing nor whether the terms of such financing will not excessively dilute the existing shareholders.

Unforeseen Natural Occurrences

Mining and extraction of precious metals are subject to unforeseen natural occurrences, including, but not limited to, earthquakes, volcanos, storms, and droughts. Any one or more of such events could prevent or delay the operation of the Joint Venture and adversely affect the operations of the Company.

Security Risks

The precious nature of gold gives rise to the risk of theft and other loss involving violence, vandalism and unexplained disappearance. To reduce its risk of loss, the Company has employed tight security at the site of its operations and has retained professional security services to transport its gold from El Salvador to the United States. The Company also controls security risks on site by restricting employee access to the section of its plant where gold is recovered from concentrated chemical solutions at the final stage of extraction. Prior to that stage of the recovery process, the gold being recovered is diffused in ore or other media, and consequently, is difficult to steal.

Availability of Water

Water is essential in most phases of the exploration for and development of mineral properties. It is used in such processes as exploration, drilling, leaching and testing and various forms of processing. While planned operations will likely have ample water resources, there is no guarantee such resources will be consistently adequate for the operation of the Joint Venture.

Environmental Regulations

The Company's operations are located in El Salvador, where up to this time there have existed limited environmental regulations. The Company has designed its facilities to avoid environmental hazards and is of the opinion that its designs would comply with U.S. standards. The Company expects to expend financial and managerial resources to protect the environment and comply with any environmental laws and regulations. Although such expenditures have historically not been material to the Company, the fact that environmental law and regulations change makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations.

Market Fluctuations

The market prices of mineral products, especially precious metals, are often unstable and is a function of factors over which the Company will have no control. The price of gold has fluctuated within a wide range during the recent past. It is possible that the considerable resources presently being employed to discover sources or methods of recovery of gold could, if successful, substantially increase the supply and reduce the price of gold. Furthermore, there could be adverse economic conditions such as worldwide inflation, deflation and variable energy costs, all of which would affect the price of precious metals in unpredictable ways, including making mining methods contemplated hereunder not feasible. The price instability of precious metals and the markets made in these commodities could adversely affect the results of the Company's operations. In addition, in recent years the stock market has experienced large price and volume fluctuations, which often have been unrelated to the operating performance of specific companies or market sectors. These broad market fluctuations may adversely affect the market price of the Common stock.

Reliance on Management

The success of the Company will depend, to a large extent, on the experience and quality of its management. Although the Company's management will devote as much time as is necessary to the affairs of the Company, members of management may devote their time to other business activities in which they are or may become engaged. A shareholder does not have the right to take significant part in the control or management of the business of the Company. A shareholder who may be dissatisfied with the manner in which the Company is managing the business may have no effective means of compelling a change in management policies. Accordingly, no person should purchase any of the Securities unless he has evaluated the Company's capabilities to manage all aspects of the Company's business and is willing to entrust such functions to the Company and its management.

Lack of High Volume Operating History

The Company has no history of operating the type of mineral extraction and processing operation at the volume of production contemplated herein. The results of operations of the Joint Venture will be largely dependent upon the extent to which management will be able to commence and operate its mining operations in accordance with its business plan.

Competition

The Joint Venture will be subject to various technological changes and will be operating in a marketplace with organizations having established methods of operations, active mining properties and operating experience as well as financial resources substantially greater than those of the Company.

Numerous other companies and organizations are engaged in the gold mining business worldwide. While the Company believes that the Joint Venture is competitive primarily because of the quantity and grade of ore to be extracted, there can be no assurance that such distinction can be maintained. Furthermore, other companies and organizations may be more successful in producing gold than the Company, whether or not said projects are superior to the Company's Project. Many of the Company's actual and potential competitors are larger, have records of successful operations, greater financial and other resources, more employees, and more extensive facilities than the Company now has or will have in the foreseeable future.

Key Employees

The management of the Company rests with its officers and directors. In the event of death or disability of any or all of them, the Company's ability to perform as contemplated herein would be severely impaired. The Company does not maintain key-man life insurance on any of its officers and directors, and has no present plans to maintain such insurance.

Management of Growth

The Company's growth and success depends on the ability of its officers and key employees to manage increased operations effectively, to attract and retain skilled employees and to expand the mining and processing capabilities of the Company. There can be no assurance that the Company will be successful in managing its expansion, and the failure to do so would adversely affect the Company's financial position and results of operations.

Dividends

The Company has not paid any cash dividends on the Common Stock and it is not anticipated that it will do so in the foreseeable future.

Preferred Stock Provisions; Anti-Takeover Measures

The Board of Directors has authority to issue up to 247,500 additional shares of preferred stock and to fix the rights, preferences, privileges and limitations, including voting rights, of the preferred stock without further vote or action by the Company's stockholders. The Company intends to issue additional preferred shares convertible into Common Stock to finance its operations. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued for adequate consideration in the future. The Company may issue additional shares of preferred stock to raise capital in the future, and preferred stock may be issued in connection with possible acquisitions and for other corporate purposes, and could also have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or obtain a change in control of the Board of Directors of the Company.

                                           MARKET PRICE OF COMMON STOCK

         The Company's Common Stock has been listed on the Boston Stock Exchange under the symbol "CMG" or CMG.BN since November 29, 1974, and on the Automated Quotation System of the National Association of Securities Dealers, Inc. (NASDAQ) Small-Cap Market under the symbol "CGCO" since March 23, 1987. As of March 10, 1997 the last sale price as reported on NASDAQ was $3.25.

         The following table sets forth the high and low bid prices for the Common Stock as reported on NASDAQ since April 1, 1994 for the periods indicated. Such information reflect inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.

                  Quarter Ended                        High                 Low

                  June 30, 1994                        $   2.75          $  1.63
                  September 30, 1994                       3.50             2.63
                  December 31, 1994                        3.13             2.38
                  March 31, 1995                           4.50             3.50
                  June 30, 1995                            4.63             3.75
                  September 30, 1995                       3.75             3.00
                  December 31, 1995                        3.25             2.63
                  March 31, 1996                           3.25             2.75
                  June 30, 1996                            3.13             2.38
                  September 30, 1996                       3.25             2.38
                  December 31, 1996                        3.25             1.88
                  March 31, 1997
                  (through January 31, 1997)               3.88             1.88



                  The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

                  As of January 31, 1997, there were approximately 3,000 record holders of Company Common Stock.

                                               SELLING STOCKHOLDERS

         The  shares of  Common  Stock of the  Company  offered  by the  Selling
Stockholders (the "Shares") will be offered at market prices, as reflected on NASDAQ or the Boston Stock Exchange. The Shares are being offered by the holders upon conversion of the Preferred Stock. The number of shares offered for resale will be based on the conversion rate in effect at the time of conversion. It is anticipated that registered broker-dealers will be allowed the commissions which are usual and customary in open market transactions.

         The number of shares of Common Stock issuable upon conversion each of the 2,500 shares of Preferred Stock, and the consequent number of shares of Common Stock available for resale under this Prospectus, is based upon a conversion ratio which is $1,000 divided by the lower of (a) $2.90 or (b) 65% of the closing bid price of the Common Stock on NASDAQ averaged over the five trading days immediately prior to the date of conversion. The number of shares in the table below is based upon the conversion rate of $1,000 divided by $2.90, or approximately 344.8 shares of Common Stock per share of Preferred Stock. The Selling Stockholders do not own any Common Stock except as registered hereby and will own no shares after the completion of the offering. The Company has the right to redeem each share of Preferred Stock within 24 hours of receipt of notice of conversion at a price of $1,350 per share.

                                                                                                  Percent of
                                                                                                 Common Stock
                                      Number of                          Number of                  Before
       Name                       Preferred Shares                     Common Shares               Offering

Nostradamus, SA                          500                               172,400                    2.0
UFH Endowment                            250                                86,200                    1.0
Mary Park Properties                     200                                68,960                      *
Austost Anstalt Schaan                   250                                86,200                    1.0
FT Trading                               200                                68,960                      *
Albert Yanni                             100                                34,480                      *
Lampton, Inc.                            200                                68,960                      *
Paril Holding                            200                                68,960                      *
Leitinger Corporation                    100                                34,480                      *
Barry Seidman                            500                               172,400                    2.0
                                       2,500                               862,000                   9.4%

*less than 1%

                                             DESCRIPTION OF SECURITIES
Common Stock

         The Company's Certificate of Incorporation authorizes the issuance of 15,000,000 shares of Common Stock, $.10 par value per share, of which 8,323,415 shares were outstanding as of December 31, 1996. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

         The transfer agent for the Common Stock is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada
89501.

Preferred Stock

         The Company's Certificate of Incorporation authorize the issuance of 250,000 shares of preferred stock, $.10 par value, of which 2,500 shares of Series A Convertible Preferred Stock are outstanding. The Convertible Preferred Stock is convertible into shares of common stock (see "Selling Stockholders"). The Company may issue additional preferred stock in the future. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

         The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors may issue additional preferred stock in future financings.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                                                   LEGAL MATTERS

         The legality of the Shares offered hereby will be passed upon for the Company by Hand & Hand, a law corporation, Dana Point, California.

                                                      EXPERTS

         The consolidated balance sheets as of March 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended March 31, 1996 and 1995 included in this Prospectus have been so included in reliance on the report of Redlin and Associates, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         No dealer, salesman or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation to an offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



                                                 TABLE OF CONTENTS
                                                  Page

Additional Information......................       2
Prospectus Summary..........................       3
Risk Factors................................       6
Market Price of Common Stock................       8
Selling Stockholders........................      10
Description of Securities...................      10
Legal Matters...............................      11
Experts.....................................      11


COMMERCE GROUP CORP.

 862,000 SHARES
MARCH __, 1997





































                                               COMMERCE GROUP CORP.
                                                      PART II
Item 14.   Other Expenses of Issuance and Distribution.

           Filing fee under the Securities Act of 1933          $     848.94
           Blue Sky qualification fees and expenses(1)              1,000.00
           Printing and engraving(1)                                3,000.00
           Legal Fees                                              10,000.00
           Accounting Fees                                          2,000.00
           Miscellaneous(1)                                         3,151.06

           TOTAL                                                $  20,000.00
                                                                 ===========

(1)      Estimates

Item 15.    Indemnification of Directors and Officers.

            Pursuant to the Company's Certificate of Incorporation, as amended, the Company may indemnify each of its directors and officers with respect to all liability and loss sufferedPandUS reasonable expense incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director of the Company. In addition, the Company may pay the reasonable expenses of indemnified directors and officers incurred in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

            In addition, as permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that the Company's directors will not be held personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law. This provision does not eliminate the duty of care, and injunctive or other forms of non-monetary equitable relief will remain available under Delaware law. In addition, each director continues to be liable for monetary damages for (i) misappropriation of any corporate opportunity in violation of the director's duties, (ii) acts or omissions in bad faith or involving intentional misconduct, (iii) knowing violations of law, (iv) any transaction from which a director derives an improper personal benefit and
(v) distributions (including payment of dividends or stock repurchase or redemptions) that are not permitted under Delaware law. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws of state or federal environmental laws.

            At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Item 16.    Exhibits

3.1 Articles of Incorporation of the Company (Incorporated by reference to the Company's Registration Statement No. 2-66932 on Form S-1 filed on April 22, 1980.)

3.2 By-laws of the Company. (Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the year ended March 31, 1993.)

3.3 Certificate of Designation for Series A Convertible Preferred Stock. (Incorporated by reference to the Company's Financial Report on Form 8-K dated January 30, 1997.)
4. Instruments defining the rights of security holders, including indentures.

4.1 Subscription Agreement, and Two-Year Stock Option (10,000 shares), Robert C. Skeen, both dated July 10, 1992 (Incorporated by reference to Exhibit 4.10 of the Company's Form 10-K for the year ended March 31, 1993.) Option was exercised on July 10, 1995.

4.2 Two-Year Stock Option, Machulak, Hutchinson, Robertson, Dwyer & O'Dess, S.C., May 11, 1992 (Incorporated by reference to Exhibit
            4.11 of the Company's Form 10-K for the year ended March 31, 1993.)

4.2(a) Agreement dated May 13, 1994, to extend the Machulak, Hutchinson, Robertson, Dwyer & O'Dess, S.C. Stock Option expiration date to expire November 11, 1995. (Incorporated by reference to Exhibit 4.11(a) of the Company's Form 10-K for the year ended March 31, 1994.)

4.2(b) Agreement dated March 14, 1995, to extend the Machulak, Hutchinson, Robertson, Dwyer & O'Dess, S.C. Stock Option expiration date to expire February 11, 1996. 50,000 partial option exercised, February 27, 1995 remaining option shares, 50,260 were exercised on February 8, 1996. (Incorporated by reference to
            Exhibit 4.8(b) of the Company's Form 10-K for the year ended March 31, 1995.)

4.3         Three-Year  Stock  Option  Agreement  dated  May 27,  1994,  (30,000
            Shares).   (Incorporated  by  reference  to  Exhibit  10.14  of  the
            Company's Form 10-K for the year ended March 31, 1994.)

4.4 Three-Year Stock Option Agreement dated May 31, 1994 (30,000 Shares). (Incorporated by reference to Exhibit 10.15 of the Company's Form 10-K for the year ended March 31, 1994.)

4.5 Two-Year Stock Option Agreement dated May 31, 1994 (10,880 Shares). (Incorporated by reference to Exhibit 10.16 of the Company's Form 10-K for the year ended March 31, 1994.)

4.6 Two-Year Stock Option Agreement dated June 2, 1994 (2,000 Shares). (Incorporated by reference to Exhibit 4.12 of the Company's Form 10-K for the year ended March 31, 1995.)

4.7 Two-Year Stock Option Agreement dated June 2, 1994 (1,000 Shares). (Incorporated by reference to Exhibit 4.13 of the Company's Form 10-K for the year ended March 31, 1995.)

4.8 30-Month Stock Option Agreement dated March 22, 1995 (20,710 Shares). (Incorporated by reference to Exhibit 4.14 of the Company's Form 10-K for the year ended March 31, 1995.)

4.9         Two-Year Stock Option Agreement dated March 30, 1996 (1,375 Shares).
            (Incorporated by reference to exhibit of same number filed with the Company's Form 10-K for the year ended March 31, 1996.)

4.10        Two-Year Stock Option Agreement dated March 30, 1996 (1,875 Shares).
            (Incorporated by reference to exhibit of same number filed with the Company's Form 10-K for the year ended March 31, 1996.)

5.         Opinion of Hand & Hand as to legality of securities being
            registered. To be filed by amendment.

9           Voting Trust Agreement--not applicable.

10 Material contracts regarding sale of assets and deferred compensation.

10.1        Bonus   compensation,   Edward  L.   Machulak,   February  16,  1987
            (Incorporated by reference to Exhibit 7 of the Company's Form 10-K for the year ended March 31, 1987.)

10.2 Loan Agreement and Promissory Note, Edward L. Machulak, June 20, 1988 (Incorporated by reference to Exhibit 10.2 of the Company's Form 10-K for the year ended March 31, 1993.)

10.3 Loan Agreement and Promissory Note, Edward L. Machulak, October 14, 1988 (Incorporated by reference to Exhibit 10.3 of the Company's Form 10-K for the year ended March 31, 1993.)

10.4 Loan Agreement and Promissory Note, Edward L. Machulak, May 17, 1989 (Incorporated by reference to Exhibit 10.4 of the Company's Form 10-K for the year ended March 31, 1993.)

10.5 Loan Agreement and Promissory Note, Edward L. Machulak, April 1, 1990 (Incorporated by reference to Exhibit 10.5 of the Company's Form 10-K for the year ended March 31, 1993.)

10.6 Letter Agreement, Edward L. Machulak, October 10, 1989 (Incorporated by reference to Exhibit 10.6 of the Company's Form 10-K for the year ended March 31, 1993.)

10.7 Michael J. Dwyer: Subscription Agreement, February 18, 1993, Security Agreement, February 23, 1993, Promissory Note, February 23, 1993, Two-Year Stock Option, March 26, 1993 (Incorporated by reference to Exhibit 10.7 of the Company's Form 10-K for the year ended March 31, 1993.) Option was exercised on December 12, 1994.

10.8 Edward L. Machulak: Subscription Agreement, February 18, 1993, Security Agreement, February 23, 1993, Promissory Note, February 23, 1993, (Incorporated by reference to Exhibit 10.8 of the Company's Form 10-K for the year ended March 31, 1993.) This promissory Note was converted into restricted common shares on March 22, 1996.

10.9 John E. Machulak: Subscription Agreement, February 22, 1993, Security Agreement, February 23, 1993, Promissory Note, February 23, 1993, Two-Year Stock Option, March 26, 1993 (Incorporated by reference to Exhibit 10.9 of the Company's Form 10-K for the year ended March 31, 1993.) Option was exercised on December 12, 1994. This promissory Note was converted into restricted common shares on March 22, 1996.

10.10       Loan  Agreement  and   Promissory   Note  dated  January  19,  1994.
            (Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the year ended March 31, 1995.)

10.11 Robert C. Skeen and Lillian M. Skeen: Loan Agreement and Promissory Note dated February 23, 1994. (Incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the year ended March 31, 1994.)

10.11(a) Robert C. Skeen and Lillian M. Skeen: February 23, 1994 Loan Agreement Amendment #1 dated May 27, 1994. (Incorporated by reference to Exhibit 10.12(a) of the Company's Form 10-K for the year ended March 31, 1994.)

10.11(b) Robert C. Skeen and Lillian M. Skeen: February 23, 1994 Loan Agreement Amendment #2 dated July 6, 1994. (Incorporated by reference to Exhibit 10.11(b) of the Company's Form 10-K for the year ended March 31, 1995.)

10.11(c) Robert C. Skeen and Lillian M. Skeen: February 23, 1994 Loan Agreement Amendment #3 dated August 11, 1994. (Incorporated by reference to Exhibit 10.11(c) of the Company's Form 10-K for the year ended March 31, 1995.)

10.11(d) Robert C. Skeen and Lillian M. Skeen: February 23, 1994 Loan Agreement Amendment #4 dated March 16, 1995. (Incorporated by reference to Exhibit 10.11(d) of the Company's Form 10-K for the year ended March 31, 1995.)

10.11(e) Robert C. Skeen and Lillian M. Skeen: February 23, 1994 Loan Agreement Amendment #5 dated March 22, 1995. (Incorporated by reference to Exhibit 10.11(e) of the Company's Form 10-K for the year ended March 31, 1995.)

10.12 John A. O'Brien, Loan Agreement and Promissory Note dated May 10, 1994. This exhibit was inadvertently omitted in the March 31, 1994, U.S. Securities and Exchange Commission Form 10-K filing. (Incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the year ended March 31, 1995.)

10.13 Paul E. Machulak, Loan Agreement and Promissory Note dated June 3, 1994. (Incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the year ended March 31, 1995.)

10.13(a) Paul E. Machulak, June 3, 1994 Loan Agreement Amendment #1 dated March 27, 1995. (Incorporated by reference to Exhibit 10.13(a) of the Company's Form 10-K for the year ended March 31, 1995.)

10.14 John E. Machulak and Susan R. Robertson, Loan Agreement, Loan Agreement and Promissory Note dated June 3, 1994. (Incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the year ended March 31, 1995.)

10.15 Anthony J. Strigenz, Loan Agreement and Promissory Note dated August 11, 1994. (Incorporated by reference to Exhibit
            10.15 of the Company's Form 10-K for the year ended March
            31, 1995.)

10.16 Elizabeth Ann Strigenz, Loan Agreement and Promissory Note dated March 24, 1995. (Incorporated by reference to Exhibit 10.16 of the Company's Form 10-K for the year ended March 31, 1995.)

11.         Schedule of Computation of Net Income Per Share.
            (Incorporated by reference to exhibit of same number filed with the Company's Form 10-K for the year ended March 31, 1996.)

21. Subsidiaries of the Company. (Incorporated by reference to exhibit of same number filed with the Company's Form 10-K for the year ended March 31, 1996.)

23.*        Consents of Accountants.

            23.1      Consent of Accountants
            23.2      Consent of Hand & Hand included in Exhibit 5 hereto

24.*        Powers of Attorney

            24.1      Powers of Attorney are included on signature page


99.         Additional Exhibits

99.1        Confirmation Agreement, General Lumber & Supply Co., Inc.,
            April 5, 1996.

99.2        Confirmation Agreement, Edward L. Machulak, April 5, 1996.

99.3        Confirmation Agreement, Edward L. Machulak Rollover
            Individual Retirement Account, April 5, 1996.

99.4 Confirmation Agreement, Sylvia Machulak Rollover Individual Retirement Account, April 5, 1996.

99.5        Concession   Agreement   Assignment   to  the   Company  by  Misanse
            (Incorporated by reference to Exhibit 1 of the Company's Form 10-K for the year ended March 31, 1988.)

99.6 Other Material Information: Restatement of prior period financial statements (Incorporated by reference to Item 7 of the Company's Form 10-K for the year ended March 31, 1989.)

99.7 The El Salvador Constitutional Supreme Court of Justice order issued on May 12, 1994, suspending immediately any charges to the Joint Venture for import duty taxes of any kind and dated May 18, 1994 (English and Spanish). (Incorporated by reference to Exhibit 28.6 of the Company's Form 10-K for the year ended March 31, 1994.)

99.8 Form S-8 Registration Statement effective date April 4, 1994, File NO. 33-77226, (Incorporated by reference as this S-8 Registration has been filed.)

99.9(d)(1)*           Certified  financial  statements   Commerce/Sanseb   Joint
                      Venture for the fiscal year ending March 31, 1996.

99.10(d)(2)           Individual financial statements of majority-owned
           -----------
                      companies have been omitted because these companies do not constitute a significant or material contribution to the Company.



Item 17.    Undertakings.

            (a)       The undersigned registrant hereby undertakes:

                      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i)
            To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                        (ii)
            To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                        (iii)
            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                              Provided, however, that paragraphs (a)(1)(i) and
                              (a)(1)(ii) do not apply if the  information
                              required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (i)    The undersigned registrant hereby undertakes that:

                   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

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Securities Act shall be deemed to be part of this  registration  statement as of the time it was declared effective.

                   (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item 18.    Not Applicable.


                                                       II-8

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                                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Milwaukee, State of Wisconsin on March 11, 1997.

                                                      COMMERCE GROUP CORP.



By: /s/ Edward L. Machulak
Edward L. Machulak
Chairman, President, and Chief
Executive Officer


         The undersigned officer and/or director of Commerce Group Corp., a Delaware corporation (the "Corporation"), hereby constitutes and appoints Edward
L. Machulak and Edward A. Machulak, with full power of substitution and resubstitution, as attorney to sign for the undersigned in any and all capacities this Registration Statement and any and all amendments thereto, and any and all applications or other documents to be filed pertaining to this Registration Statement with the Securities and Exchange Commission or with any states or other jurisdictions in which registration is necessary to provide for notice or sale of all or part of the securities to be registered pursuant to this Registration Statement and with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent, or any of his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and incorporate such changes as any of the said attorneys-in-fact deems appropriate.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 11, 1997.



By:     /s/ Edward L. Machulak                        Chairman, President, Chief
                                                      Executive Officer and
        Edward L. Machulak                            Chief Financial Officer
                                                    (principal executive officer
                                                    and principal accounting and
                                                      financial officer) and
                                                      Director

By:     /s/ Edward A. Machulak                        Executive Vice President,
        Edward A. Machulak                             Secretary    and Director


                                                       II-9

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By:     /s/ Clayton H. Tebo                                            Director
        Clayton H. Tebo


                                                       II-10

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